February 1, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tom Kluck, Legal Branch Chief

Re:	Industrial Property REIT Inc.

(formerly known as Logistics Income Trust Inc.)

Amendment No. 1 to Registration Statement on Form S-11

Filed February 1, 2013

File No. 333-184126

Dear Mr. Kluck:

On behalf of Industrial Property REIT Inc. (formerly known as Logistics Income Trust Inc.), a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Joshua J. Widoff of the Company, dated October 25, 2012 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 1 and four marked copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement filed on September 27, 2012, together with four copies of this response letter as filed with the Commission.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to include a statement in your critical accounting policy disclosures section that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and therefore your financial statements may not be comparable to companies that comply with public company effective dates. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Mr. Tom Kluck

February 1, 2013

Response:

The Company notes that it has determined to opt out of the extended transition period for compliance with new or revised accounting standards and has included disclosure to that effect under the caption “Emerging Growth Company” in the “Prospectus Summary” section of the Registration Statement. In addition, the Company has added this disclosure under the caption “Critical Accounting Policies” in the “Management’s Discussion and Analysis Of Financial Condition and Results of Operations” section of Amendment No. 1. The Company has included disclosure that its determination to opt out of the extended transition period is irrevocable.

To date, the Company has not provided any written materials in reliance on Section 5(d) of the Securities Act to any potential investors. Should the Company provide any written materials to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission. The Company is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

2.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response:

To date, no supplemental sales literature has been prepared. The Company recognizes the need to submit to the Commission sales material, including broker-dealer use only material, prior to using such materials.

3.	We note that you may invest in mortgage, mezzanine, construction, bridge and other loans related to real estate and invest in other entities and make equity investments in commercial real property. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Mr. Tom Kluck

February 1, 2013

Response:

As stated in the Company’s Registration Statement, as amended by Amendment No. 1, the Company was formed for the specific purpose of making investments in income producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers throughout the United States. The Company intends to accomplish this through the acquisition, development and/or financing of such income producing real estate assets. Specifically, the Company anticipates acquiring, either directly or through joint ventures or other co-ownership arrangements with affiliated and/or unaffiliated third parties, real estate-related assets including, without limitation: (i) equity investments in commercial real property; (ii) mortgage, mezzanine, construction, bridge and other loans related to real estate; and (iii) investments in other real estate-related entities, including real estate investment trusts, private real estate funds, real estate management companies, real estate development companies and debt funds, both foreign and domestic. The Company intends to conduct its business directly and/or through wholly-owned and majority-owned subsidiaries (as such terms are defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), and primarily through Industrial Property Operating Partnership LP (the “Operating Partnership”), a direct wholly-owned subsidiary (as defined in the 1940 Act) of the Company.

The Company intends to conduct its, and the Operating Partnership’s, operations so that neither entity will be, or be required to register as, an investment company under the 1940 Act. Under relevant portions of Section 3(a)(1) of the 1940 Act, an entity will not be deemed to be an “investment company” if:

(a)	it is not engaged primarily, and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primary Engagement Test”); and

(b)	it is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities (as used in the 1940 Act) having a value exceeding 40 per centum of the value of such entity’s total assets (excluding Government securities and cash items (as such terms are used in the 1940 Act)) on an unconsolidated basis (the “40% test”).

For the purposes of the 40% test, the term “investment securities” excludes, among other things, securities issued by majority-owned subsidiaries (as defined in the 1940 Act) that are not themselves investment companies and are not relying on the exemptions from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Mr. Tom Kluck

February 1, 2013

The Company expects that it and the Operating Partnership will meet the Primary Engagement Test, as neither entity (i) is engaged primarily, (ii) proposes to engage primarily or (iii) holds itself as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, each of the Company and the Operating Partnership is a holding company that is primarily engaged in the business of its direct and indirect wholly- and majority-owned operating subsidiaries, namely, the acquisition of the real estate and real estate-related assets discussed in the first paragraph above.

Further, the Company expects that each of the Company and the Operating Partnership will meet the 40% test. In the case of the Operating Partnership, the Company expects that it will satisfy the 40% test because (i) a substantial majority of the Operating Partnership’s assets will consist of the Operating Partnership’s interests in its wholly- and majority-owned operating subsidiaries and (ii) the wholly- and majority-owned operating subsidiaries that represent a substantial majority of the Operating Partnership’s assets are not expected to be “investment companies” or entities that would be “investment companies” but for Sections 3(c)(1) or (7) of the 1940 Act. Similarly, in the case of the Company, the Company expects that it will satisfy the 40% test because (i) a substantial majority of the Company’s assets will consist of the Company’s interests in the Operating Partnership and (ii) the Operating Partnership (a) is a wholly-owned subsidiary of the Company and (b) is not expected to be an “investment company” or an entity that would be an “investment company” but for Sections 3(c)(1) or (7) of the 1940 Act. As a result of the foregoing, the Company anticipates that less than 40% of its total assets, and less than 40% of the Operating Partnership’s total assets (in each case, exclusive of Government securities and cash items and on an unconsolidated basis (as such terms are used in the 1940 Act)), will be represented by “investment securities” (as such term is used in the 1940 Act), in satisfaction of the 40% test.

Due to the nature of the investment activities that the Company intends to conduct through its and the Operating Partnership’s wholly- and majority-owned subsidiaries, the Company expects that a substantial majority of such operating subsidiaries neither will be “investment companies” nor entities that would be “investment companies” but for the exemptions provided by Sections 3(c)(1) or (7) of the 1940 Act. Specifically, and in addition to the potential ability of the Operating Subsidiaries to qualify under the Primary Engagement Test and the 40% test, the Company anticipates that a substantial majority of the operating subsidiaries will conduct their business in a manner allowing them to rely upon the exemption provided by Section 3(c)(5)(C). The Section 3(c)(5)(C) exemption is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of such an entity’s portfolio be comprised of qualifying assets, and at least 80% of the total asset portfolio must be comprised of qualifying assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets that are neither qualifying assets nor real estate-related assets) (the “55/80 Test”). The Company anticipates that the operations of at least a substantial majority of such operating subsidiaries will be conducted so as to satisfy the 55/80 Test and the interpretations and requirements related thereto disseminated by the Staff.

The foregoing discussion is not intended to preclude the ability of the Company, the Operating Partnership or any of the Company’s or the Operating Partnership’s wholly- and majority-owned subsidiaries from relying upon other exemptions or exclusions from the definition of an “investment company” as defined in, or the registration requirements under, the 1940 Act and the rules promulgated thereunder, including, but not limited to, (i) the ability of the Company and/or the Operating Partnership or the operating subsidiaries to rely upon the exemption provided by Section 3(c)(6) of the 1940 Act; (ii) the operating subsidiaries’ ability to qualify under the Primary Engagement Test and the 40% test; or (iii) the Company’s, the Operating Partnership’s or the operating subsidiaries’ (or any of their) ability to rely on Rule 3a-1 under the 1940 Act.

Mr. Tom Kluck

February 1, 2013

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response:

The Company has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program and has determined that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response:

The Company has reviewed the applicability of Regulation M to the Company’s share redemption program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Mr. Tom Kluck

February 1, 2013

Cover Page

6.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

Response:

The Company notes the Staff’s comment and will ensure that, prior to effectiveness, the cover page in the printed version of the prospectus will not exceed one page in length as required by Item 501(b) of Regulation S-K.

7.	Please add risk factors to address the risk that you may incur significant fees if you terminate your advisory agreement and that you may change your targeted class of investments without shareholder notice or consent. Please make similar revisions to your Summary and Risk Factors sections as appropriate.

Response:

The Company has added the following risk factors to the prospectus cover page and under the caption “Summary Risk Factors” in the “Prospectus Summary” section of Amendment No. 1:

•	We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus.

•	If we terminate our agreement with the Advisor, we may be required to pay significant fees to the Sponsor, which will reduce cash available for distribution to you.

In addition, in the “Risk Factors” section of Amendment No. 1, the Company has revised the risk factor captioned, “[o]ur board of directors determines our major policies and operations which increases the uncertainties faced by you” to more specifically address the concern raised in the Staff’s comment.

The Company does not think it is necessary to add an additional risk factor disclosure to the “Risk Factors” section of the Registration Statement concerning the fees to be incurred in connection with the termination of the Advisory Agreement (the “Advisory Agreement”) between the Company and Industrial Property Advisors LLC (the “Advisor”), as that risk is disclosed under the caption, “[p]ayments to the holder of the Special Units or cash redemptions by holders of OP Units will reduce cash available for distribution to our stockholders and our ability to honor their redemption requests under our share redemption program.”

Mr. Tom Kluck

February 1, 2013

Prospectus Summary, page 1

Compensation to the Advisor and its Affiliates, page 4

8.	Please clarify how your advisor will be compensated if you enter into a joint venture with an affiliate.

Response:

The Company does not currently have any plans or arrangements to enter into a joint venture with any of its affiliates. The Company respectfully submits that it is unable to provide the terms of compensation in the event that the Company enters into a joint venture with an affiliate because these terms will depend upon various factors to be negotiated at the time that such a joint venture is formed, if at all. In all events, however, and as disclosed under the caption, “Compensation to the Advisor and its Affiliates” in the “Prospectus Summary” section of the Registration Statement, the payment of compensation to the Advisor and its affiliates by the Company, including with respect to a joint venture with an affiliate, requires the review and approval of a majority of the Company’s board of directors, including a majority of the independent directors. In addition, the Company has disclosed some of the possible terms of future joint venture arrangements generally under the caption, “Joint Venture Investments” in the “Investment Strategy, Objectives and Policies” section of the Registration Statement. As disclosed under that caption, any joint venture between the Company and an affiliate must be approved by a majority of the Company’s independent directors as being fair and reasonable to the Company and the joint venture investment by the Company and the affiliate must be on terms and conditions that are no less favorable than those that would be available to unaffiliated parties.

9.	We note that you intend to reimburse your advisor for personnel costs, unless those costs relate to acquisitions fees or real estate commissions. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response:

The Company notes that Item 402(a)(2) of Regulation S-K requires “clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (a)(3) of this Item, and directors covered by paragraph (k) of this Item, by any person for all services rendered in all capacities to the registrant and its subsidiaries, unless otherwise specifically excluded from disclosure in this Item.” (emphasis added) However, the Company’s named executive officers and other individuals are expected to be paid compensation and benefits by an affiliate of the Advisor for services that such individuals render to the Advisor (not to the Company), and the Advisor intends to seek reimbursement from the Company for such compensation expenses pursuant to the Advisory Agreement, to the extent such expenses do not relate to services for which the Advisor receives acquisition fees or asset management fees. Accordingly, since the Company is not paying compensation and benefits to its named executive officers or any other individuals for services rendered to the Company and its subsidiaries, the Company does not believe that disclosure under Item 402 of Regulation S-K is required. The Company acknowledges that in its future filings that require disclosure under Item 404 of Regulation S-K, it must disclose the amount of fees paid to the Advisor as well as the amount paid as reimbursements of operating expenses to the Advisor.

Mr. Tom Kluck

February 1, 2013

10.	Please show us how you calculated the $22.5 million dealer manager fee. Additionally, tell us what your rationale is for changing the assumptions utilized for the calculation of the respective fees such that you assume all shares sold are Class A shares when calculating the Sales Commissions but you assume that all shares sold are Class T shares when calculating the Dealer Manager Fee. In your response explain to us why the approach used to calculate Sales Commissions and Dealer Manager Fee here differs from the approach used in your schedule of estimated use of proceeds on page 62.

Response:

The instructions to Item 4 of Industry Guide 5 indicate that the management compensation table should present the maximum aggregate dollar amount of each fee presented. The Company may sell any combination of its Class A and Class T shares in the offering, and the Class A and Class T shares are subject to different sales commissions, dealer manager fees and distribution fees. Accordingly, depending on the assumptions made, the maximum amount of these commissions and fees will vary. In order to comply with Industry Guide 5, the Company has presented the maximum dollar amount of each fee in the management compensation table based on the assumption that would result in the highest aggregate amount for each such fee. For example, if the Company sells only Class A shares in its primary offering, the maximum sales commissions will equal $52,500,000, whereas if the Company sells only Class T shares, the maximum sales commissions will equal $30,000,000. If the Company assumes that one-half of the primary offering proceeds is from sales of Class A shares and one-half is from sales of Class T shares, then the maximum sales commissions would equal $41,250,000. Accordingly, in order to present the maximum possible sales commissions in the management compensation table, the Company assumed that only Class A shares were sold in the primary offering. The Company conducted this analysis with respect to each of the sales commission, the dealer manager fee, the distribution fee and the acquisition fee.

In the Estimated Use of Proceeds table, the Company is required to provide a reasonable estimate of the use of the offering proceeds. The Company is not able to predict what percentage of the offering will be sold as Class A shares and what percentage will be sold as Class T shares, so the Company has provided an estimate of the use of proceeds based on a reasonable assumption that

Mr. Tom Kluck

February 1, 2013

one-half of the primary offering proceeds is from sales of Class A shares and one-half is from sales of Class T shares. As described above, the Company has not made similar assumptions in the management compensation table, as the Company is required to present the maximum possible dollar amounts in that table and the assumption of a 50/50 split between Class A and Class T shares does not result in the maximum possible dollar amount of any of the fees presented in the Management Compensation table. To avoid confusion, the Company has revised the management compensation tables in the “Prospectus Summary” and “Management Compensation” sections of Amendment No. 1 to include the amount of each of the sales commission, the dealer manager fee and the distribution fee that would result if one-half of the of the primary offering proceeds is from sales of Class A shares and one-half is from sales of Class T shares.

The Company calculated the $22,500,000 dealer manager fee by assuming that 100% of primary offering proceeds is from the sale of Class T shares. Assuming there is no reallocation of shares between the primary offering and the Company’s distribution reinvestment plan, the maximum primary offering proceeds would equal $750,000,000. The Company calculated the $22,500,000 dealer manager fee as follows:

Underwriting Compensation Incurred at Time of Initial Sale
Class T Share sales commission: 4% x $750,000,000	$30,000,000
Class T Share initial dealer manager fee: 0.5% x $750,000,000	$3,750,000
Portion of organization and offering expense reimbursement deemed underwriting compensation (as disclosed in footnote 2 to the management compensation table): 0.5% x $750,000,000	$3,750,000

Total Underwriting Compensation Incurred at Time of Initial Sale	$37,500,000

Per the rules of the Financial Industry Regulatory Authority, total underwriting compensation cannot exceed 10% of primary offering proceeds, or in this case, $75,000,000. Accordingly, after the total underwriting compensation incurred at the time of the initial sale of $37,500,000 has been calculated, the Company only has the ability to pay an additional $37,500,000 in underwriting compensation. As disclosed in the management compensation table, in addition to the underwriting compensation incurred at the time of the initial sale, the Company will pay an ongoing dealer manager fee and an ongoing distribution fee in connection with the sale of Class T shares equal, in each case, to 0.50% per year. Since these two ongoing fees are to be paid in equal amounts each year, the Company has assumed that these fees will be paid in equal amounts until the total underwriting compensation reaches the maximum 10% limit. Accordingly, the Company has assumed that the total amount of each of the ongoing dealer manager fee and distribution fee will equal $18,750,000, if all primary offering proceeds are from the sale of Class T shares. Thus, the Company arrived at the $22,500,000 dealer manager fee presented in the management compensation table by adding the $3,750,000 initial dealer manager fee and the $18,750,000 ongoing dealer manager fee to be paid in connection with the Class T shares.

Mr. Tom Kluck

February 1, 2013

Asset Management Fees – the Advisor, page 9

11.	Please provide an estimate of the dollar amount of the management fee to be paid to the advisor in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and maximum leverage. Refer to Item 4 of Industry Guide 5.

Response:

The Company advises the Staff that it cannot estimate the maximum amount of asset management fees since the calculation depends not only on the amount of leverage utilized in connection with each transaction, but also the location of assets that are acquired and the sales price of the assets that are sold. The Company has indicated that these factors will impact the amount of asset management fees that will be paid in the “Estimated Maximum Dollar Amount” column of the management compensation table.

Structure Chart, page 13

12.	Please increase the size of the chart on page 13 so that it is legible.

Response:

The Company has increased the size of the chart in Amendment No. 1.

Risk Factors, page 23

If we internalize our management functions, page 27

13.	In this risk factor, you discuss internalizing your advisor. If applicable, please explain that upon any internalization, certain key employees may not remain with the advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Response:

The Company respectfully notes that the Registration Statement contains disclosure of the risks noted in the Staff’s comment in the risk factor that immediately follows the risk factor cited by the Staff, which is captioned, “[i]f we were to internalize our management or if another investment program, whether sponsored by our Sponsor or otherwise, hires the employees of our Advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.”

Investment Strategy, Objectives and Policies, page 64

14.	Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the allocation of your investment portfolio or advise.

Mr. Tom Kluck

February 1, 2013

Response:

The Company advises the Staff that it intends to invest primarily in distribution warehouses and other industrial properties. Although the Company is permitted, pursuant to its charter and bylaws, to invest in other types of commercial property or real estate-related debt, the Company presently does not anticipate that these other types of investments will constitute a material portion of its investment portfolio. However, market conditions and other factors could cause the Company to make more significant investments in other types of commercial property and/or real estate-related debt than the Company presently anticipates. For these reasons, the Company has not disclosed specific percentages of its portfolio that will be allocated to each asset class.

Target Market and Submarket Selection, page 64

15.	Please provide us with support for all quantitative and qualitative business and industry data used in this section. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:

The Company is submitting supplementally to the Staff in paper form copies of materials that support the quantitative and qualitative business and industry data disclosed in the section captioned, “Target Market and Submarket Selection.” The materials have been marked to indicate the specific language that supports each statement. As requested, the materials are accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that that such material should be returned to the Company upon completion of the Staff’s review.

The Advisor and the Advisory Agreement, page 85

16.	Please ensure that you provide all of the disclosure by Item 401(c) of Regulation S-K. For example, please clarify the role Mr. Reiff serves at your advisor.

Response:

The Company has reviewed the disclosure in this section to ensure that all of the disclosure required by Item 401(c) of Regulation S-K has been provided. In Amendment No. 1, the Company has revised Mr. Reiff’s biographical information to include a description of his role at the Advisor.

Mr. Tom Kluck

February 1, 2013

The Advisory Agreement, page 87

17.	We note your disclosure that you may terminate your advisor upon 60 days’ written notice for “good reason.” We further note that you must give the advisor 30 days’ notice to cure a breach. Please clarify whether the 60 day period commences at the time the 30 day notice is provided or whether it commences after the advisor has failed to cure the breach.

Response:

The Company notes that the disclosure cited by the Staff is describing a termination right that belongs to the Advisor in the event the Company fails to cure a material breach of the Advisory Agreement. The Company has revised the disclosure in Amendment No. 1 to clarify that the 60 day period commences after the Company has failed to cure the material breach.

Prior Performance of the Advisor and Its Affiliates, page 113

18.	Please include a description of the sponsor’s experience in the last ten years with all other programs that have invested primarily in real estate, regardless of the investment objectives of the programs. See Item 8.A.1. of Guide 5. For example, please advise why you have omitted disclosure regarding Industrial Income Trust and Dividend Capital Total Realty Trust or provide disclosure.

Response:

The Company has revised this section in Amendment No. 1 to include the sponsor’s experience in the last ten years with all other programs that have invested primarily in real estate, regardless of the investment objectives of the programs. The revised section includes disclosure regarding Industrial Income Trust Inc. (“IIT”) and Dividend Capital Diversified Property Fund Inc. (“DPF”). Please note that Dividend Capital Total Realty Trust Inc. changed its name to Dividend Capital Diversified Property Fund Inc. in July 2012.

19.	Please ensure that you disclose the percentage, based on purchase prices, of new, used, or construction properties. See Item 8.A.1.g. of Guide 5.

Response:

The Company has included disclosure of the percentage of total properties, based on purchase price, that consisted of new, used and construction or development properties.

Mr. Tom Kluck

February 1, 2013

Appendix A: Prior Performance Tables, page A-1

20.	The registrant does not appear to have a public track record as defined under Item 8 of Guide 5. In Tables I-IV, it appears that the registrant has not sponsored at least five programs with investment objectives similar to those of the registrant. Thus, for each table, as applicable, please provide information for each prior program even if the investment objectives are not similar to those of the registrant or advise. See Appendix II, Tables I-IV of Guide 5.

Response:

The Company advises the Staff that it assessed whether its sponsor had a public track record as of the date of the filing of the Registration Statement, and the Company concluded that the sponsor has a public track record as defined under Item 8 of Industry Guide 5 (“Guide 5”). As indicated in Appendix A to Amendment No. 1, the sponsor has sponsored several programs with investment objectives similar to those of the Company, and three of those programs, IIT, DPF and Dividend Capital Trust Inc. (“DCT”), filed reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as required by Item 8 of Guide 5. In addition, each of DPF and DCT had at least three years of operations following investment of 90% of the amount available for investment from their respective offerings. Further, IIT and DPF have had public offerings close during the three years prior to the date on which the Company filed the Registration Statement.

21.	Tables I and II require disclosure for programs in which the offerings closed in the most recent three years and Table III requires disclosure if the offering closed in the most recent five years. Some of the offerings appear to have closed more than three or five years ago. Please advise us of the reasons for their inclusion or revise as appropriate.

Response:

The Company advises that it has included disclosure in Appendix A to Amendment No. 1 with respect to programs that have offerings that closed more than three and five years ago in the tables because the Company wanted to present information for all three prior public programs which cause the Company’s sponsor to qualify as having a “public track record” as described in response to comment #20. In addition, although the instructions to the prior performance tables in Guide 5 indicate that since the sponsor has a public track record, only information relating to the sponsor’s public programs should be included, the Company has elected to present information concerning three of the sponsor’s private programs because the Company believes that potential investors would benefit by having this more detailed information about the sponsor’s track record with certain of its private programs with investment objectives similar to those of the Company.

22.	We note that all of your tables are as of December 31, 2010. Please update your tables to include information for the fiscal year ended December 31, 2011 or advise.

Mr. Tom Kluck

February 1, 2013

Response:

In Amendment No. 1, the Company has updated the tables through December 31, 2011.

23.	Please advise why you have not included disclosure regarding Dividend Capital Diversified Property Fund, Inc. in the tables.

Response:

As noted in response to comment #18, Dividend Capital Diversified Property Fund Inc., or DPF, was formerly known as Dividend Capital Total Realty Trust Inc. (“TRT”). The prior performance tables included in the Registration Statement included disclosure regarding TRT. In Amendment No. 1, the Company has revised the disclosure in the tables regarding TRT to refer to TRT by its new name (Dividend Capital Diversified Property Fund Inc.).

Table I

24.	We note your disclosure in the table that the cash down payment was 176.8% and that the total acquisition cost was 179.6%. Please advise us of the high percentage and why the acquisition cost exceeds 100%. We may have further comment.

Response:

The Company advises the Staff that the “cash down payment” represents the purchase price. The amounts presented in Table I for “cash down payment” and “total acquisition cost” with respect to each of IIT, DPF and DCT exceed 100% of proceeds raised because the acquisitions were not funded solely with offering proceeds, but rather with a combination of offering proceeds and debt financing.

25.	In the line item “Months to invest 90% of amount available for investment,” you disclose that it is not applicable and in the related footnote you disclose that it is not applicable because of the open-ended nature of the offerings. Please explain in greater detail why this line item is not applicable to each of the offerings listed in the table. We may have further comment.

Response:

The Company has revised Table I in Amendment No. 1 to include the required disclosure.

Table V

26.	It appears that many of the properties were sold more than three years ago. Please revise to update the table or advise. See Instruction 1 to Table V of Guide 5.

Mr. Tom Kluck

February 1, 2013

Response:

The Company advises the Staff that to the extent that a prior program sold a property in the three years prior to the filing of the Registration Statement, the Company has included the information required by Table V for such program. The Company also elected to include disclosure of all dispositions of properties by each such program since the respective program’s inception, as the Company believes this will provide an investor with a more complete demonstration of each such program’s track record with respect to dispositions.

Exhibits

27.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinions with the next amendment, please provide a draft copy for us to review. The draft should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response:

The Company will file all required exhibits as promptly as possible. The Company has filed additional exhibits with Amendment No. 1. In addition, the Company has enclosed herewith as Annex A a draft copy of the tax opinion for your review. The Company expects to submit a draft copy of the legal opinion to the Staff for review on or before the date of the next pre-effective amendment filing. The Company acknowledges that it must file a final executed version of Exhibit 3.1 prior to effectiveness.

***

If you should have any questions about this letter or require any further information, please call me at 212-801-6496.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Joshua J. Widoff, Industrial Property REIT Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP

Annex A

Form of Tax Opinion

DRAFT

                        , 2013

Industrial Property REIT Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

Ladies and Gentlemen:

You have requested our opinion in connection with the registration and sale of up to $1,000,000,000 of the common stock of Industrial Property REIT Inc., a Maryland corporation (the “Company”), pursuant to the filing of the Registration Statement on Form S-11 (File No. 333-184126), initially filed with the Securities and Exchange Commission on September 27, 2012 (the “Registration Statement”). All capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Registration Statement. In rendering our opinion, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including the following: (1) the Registration Statement (including all Exhibits thereto and all amendments made thereto through the date hereof), (2) the Articles of Incorporation of the Company, together with all amendments thereto (the “Charter”), (3) certain written representations of the Company, contained in a letter to us dated on or about the date hereof (the “Representation Letter”), and on statements made by independent public accountants of the Company, (4) such other documents or information as we have deemed necessary to render the opinion set forth in this letter. In our review, we have assumed, and with your consent, we are relying upon, that the documents listed above that we reviewed in proposed form will be duly executed without material changes from the documents reviewed by us, all of the representations and statements set forth in such documents are true, accurate and complete, and all of the obligations imposed by any such documents on the parties thereto, including obligations imposed under the Charter, have been and will continue to be performed or satisfied in accordance with their terms. We also have assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

We have not made an independent investigation or audit of the facts set forth in the above referenced documents or statements, including, without limitation, factual matters in the Representation Letter and in the Registration Statement. We have consequently assumed and, with your consent, have relied upon (i) the representations as to factual matters in the Representation Letter; (ii) that any representation or statement made as a belief or made to the knowledge or belief of or similarly qualified is correct and accurate as if made without such qualification, and that such representation or statement will continue to be correct and accurate, without such qualification; (iii) that the information presented in all documents or otherwise furnished to us is accurate and complete in all material respects; and (iv) that from and after the date hereof, the Company will continue to operate in a manner which meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Internal Revenue Code of 1986, as amended (the “Code”) necessary to qualify, and remain qualified, as a REIT.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, including those set forth below, we are of the opinion that:

1.	Beginning with its taxable year ending December 31, 2013, the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification as a REIT under the Code.

2.	All statements of law and legal conclusions, but not statements of facts, contained in the “Material U.S. Federal Income Tax Considerations” section of the Registration Statement are correct in all material respects.

No assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a real estate investment trust under the Code. The Company’s ability to achieve and maintain qualification as a REIT depends upon its ability to achieve and maintain certain diversity of stock ownership requirements and, through actual annual operating results, certain requirements under the Code regarding its income, assets and distribution levels and other requirements of the Code. No assurance can be given that the actual ownership of the Company’s stock and its actual operating results and distributions for any taxable year will satisfy the tests necessary to achieve and maintain its status as a REIT. We express no opinion as to any of the economic terms of the leases, the commercial reasonableness thereof, or whether the actual economic relationships created thereby are such that the leases will be respected for federal income tax purposes or whether the rental income and other terms of the leases conform with normal business practice and are not being used as a means to base rent on the income or profits of the lessees.

The opinion set forth in this letter is based on existing law as contained in the Code, Treasury Regulations, and interpretations of the foregoing by the Internal Revenue Service (“IRS”) and by the courts, applicable legislative history, and the administrative rulings and practices of the IRS, including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, in effect (or, in case of certain Proposed Regulations, proposed) as of the date hereof, all of which are subject to change, both retroactively or prospectively, and to possibly different interpretations, and that might result in material modifications of our opinion. In addition, variation or differences in the facts from those set forth in the Representation Letter may affect the conclusion stated herein. This opinion is rendered as of the date hereof, and we disclaim any obligation to advise you of any change in any of the foregoing sources of law or subsequent developments in law or changes in facts or circumstances which might effect any matters or the opinion set forth herein. Our opinions are not binding on the Internal Revenue Service and the Internal Revenue Service may disagree with the opinion contained herein. The foregoing opinion is limited to the specific matters covered thereby and should not be interpreted to imply the undersigned has offered its opinion on any other matter.

We hereby consent to the use and filing of this opinion letter as an Exhibit 8.1 to the Registration Statement and to the use of the name of the firm under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,